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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Innovative Card Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45773R100

(CUSIP Number)

June 28, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
(Page 1 of 8 Pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prosodie S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,500,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%[2]
12	TYPE OF REPORTING PERSON CO

1  Consists solely of 4,500,000 shares of common stock issued in the name of nCryptone S.A., a wholly-owned subsidiary of the reporting person.
2  Based on 28,246,708 shares of common stock reported as outstanding in the issuer’s Form 10-QSB filed with the United States Securities and Exchange Commission (the “SEC”) on August 14, 2006.
(Page 2 of 8 Pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) nCryptone S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,500,000[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%[4]
12	TYPE OF REPORTING PERSON CO

3  Consists solely of 4,500,000 shares of common stock issued in the name of the reporting person.
4  Based on 28,246,708 shares of common stock reported as outstanding in the issuer’s Form 10-QSB filed with the SEC on August 14, 2006.

(Page 3 of 8 Pages)

Item 1.

(a) Name of Issuer
Innovative Card Technologies, Inc.

(b) Address of Issuer's Principal Executive Offices
11601 Wilshire Boulevard, Ste. 2160
Los Angeles, California 90025
United States of America

Item 2.

(a) Name of Person Filing
The name of the persons filing this statement (the “Reporting Persons”) are as follows:

Prosodie S.A.
nCryptone S.A.

(b) Address of Principal Business Office or, if one, Residence

Prosodie S.A.
150, rue Galliéni
92641 Boulogne Cedex
France

nCryptone S.A.
150, rue Galliéni
92641 Boulogne Cedex
France

(c) Citizenship
Each of Prosodie S.A. and nCryptone S.A. is a corporation organized under the laws of France.

(d) Title of Class of Securities
Common Stock

(e) CUSIP Number
45773R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

nCryptone S.A. is the record holder of 4,500,000 shares of common stock of the issuer. These shares were acquired by nCryptone S.A. in connection with an acquisition by the issuer of certain assets of nCryptone on June 28, 2006, as further reported by the issuer on Form 8-K filed with the SEC on July 5, 2006. Prosodie S.A. is the sole shareholder of nCryptone S.A. and may, for purposes of Rule 13d-3 of the Exchange Act be deemed to control the voting and disposition of the shares of the issuer held by nCryptone S.A.

(Page 4 of 8 Pages)

Set forth below is the information regarding the aggregate number and percentage of shares of the issuer’s common stock that each Reporting Person may be deemed to beneficially own for purposes of Rule 13d-3 of the Exchange Act:

Prosodie S.A.:

(a)	Amount beneficially owned:
4,500,000 shares of common stock

(b)	Percent of class:
16.0%. This percentage is based on 28,246,708 shares of common stock reported as outstanding in the issuer’s Form 10-QSB filed with the SEC on August 14, 2006

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
0 shares.

(ii)	Shared power to vote or to direct the vote
4,500,000 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of
0 shares.

(iv)	Shared power to dispose or to direct the disposition of
4,500,000 shares of common stock.

nCryptone S.A.:

(a)	Amount beneficially owned:
4,500,000 shares of common stock

(b)	Percent of class:
16.0%. This percentage is based on 28,246,708 shares of common stock reported as outstanding in the issuer’s Form 10-QSB filed with the SEC on August 14, 2006

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
0 shares.

(ii)	Shared power to vote or to direct the vote
4,500,000 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of
0 shares.

(iv)	Shared power to dispose or to direct the disposition of
4,500,000 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

(Page 5 of 8 Pages)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the undersigned signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 8 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2006	PROSODIE S.A.

	By:	/s/André Saint-Mleux
André Saint-Mleux, Director and Chief Financial Officer

Dated: September 27, 2006	nCRYPTONE S.A.

	By:	/s/ André Saint-Mleux,
Name: André Saint-Mleux, Chairman and Chief Executive Officer

(Page 7 of 8 Pages)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: September 27, 2006	PROSODIE S.A.

	By:	/s/ André Saint-Mleux,
André Saint-Mleux, Director and Chief Financial Officer

Dated: September 27, 2006	nCRYPTONE S.A.

	By:	/s/ André Saint-Mleux,
Name: André Saint-Mleux, Chairman and Chief Executive Officer

(Page 8 of 8 Pages)